Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES Q3 RESULTS

Toronto, Ontario (November 9, 2016) - First Capital Realty Inc. (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three and nine months ended September 30, 2016.

SELECTED FINANCIAL INFORMATION

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Operating FFO (1) ($ millions)	$68.8	$61.7	$194.5	$177.6
Operating FFO per diluted share (1)	$0.29	$0.27	$0.83	$0.80
FFO (1) ($ millions)	$67.5	$47.5 (4)	$195.7	$162.4 (4)
FFO per diluted share (1)	$0.28	$0.21 (4)	$0.84	$0.73 (4)
Weighted average diluted shares for FFO (000s)	240,708	225,537	233,453	223,236
Total Same Property NOI (1) ($ millions)	$90.8	$88.7	$269.0	$267.0
Total Same Property NOI growth (1) (2)	2.4%	2.2%	0.8%	4.6%
Net income attributable to common shareholders ($ millions)	$88.5	$24.8	$325.0	$164.9
Net income attributable to common shareholders per diluted share	$0.36	$0.11	$1.36	$0.73
Weighted average diluted shares for net income (000s)	250,596	225,536	243,585	240,574
Total portfolio occupancy rate (3)	95.0%	94.7%
Total Same Property occupancy rate (3)	96.3%	95.7%

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	Prior periods as reported; not restated to reflect current period categories.
(3)	As at September 30.
(4)	Includes $13.0M ($0.06 per share) of restructuring costs related to an Organizational Restructuring in the third quarter of 2015.

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THIRD QUARTER OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per diluted share increased 4.8% or $0.02 to $0.29 vs. $0.27 in the same prior year period. Operating FFO in total dollars increased 11.6% or $7.1 million to $68.8 million from $61.7 million.

●	Same Property NOI Growth: Total Same Property NOI increased 2.4% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved to 95.0% at September 30, 2016, from 94.7% at September 30, 2015. The increase was primarily driven by re-leasing space vacated by the closure of two Target stores in the second quarter of 2015 and a Canadian Tire location in Edmonton during the third quarter of 2015. Occupancy at September 30, 2016 and 2015 excluding vacant space held for development was 95.7% and 95.3% respectively. Total portfolio occupancy declined 0.2% from the prior quarter.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 7.7% per square foot on 312,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 8.3% on 280,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 1.9% or $0.35 per square foot over the same prior year period to $19.18 per square foot, primarily due to rent escalations.

●	Invested $58 million in Properties: The Company acquired one property for redevelopment for $15.5 million and invested $42.2 million in development and redevelopment. The Company also disposed of five properties for $50.4 million.

●	Net Income Attributable to Common Shareholders up $64 million: Net income increased to $88.5 million or $0.36 per diluted share compared to $24.8 million or $0.11 per diluted share for the same prior year period. The increase was primarily due to an increase in the fair value of investment properties.

“We are pleased with our solid results in the third quarter and for the first nine months of 2016 with Operating FFO per share up 4.8% and 4.6% respectively over the prior year” said Adam Paul, President and CEO.

“This has also been an active year for investment activities both in terms of acquisitions and major development projects which continue to progress very well. In 2016, we have been fortunate to add exceptional real estate assets to expand our high quality portfolio.

As a result of our strong year-to-date performance, we have revised upward our expected Operating FFO per share growth to be in the mid-single digits for the full year” Mr. Paul concluded.

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FINANCIAL HIGHLIGHTS

As at	September 30		December 31
($ millions)	2016	2015	2015
Total assets	$9,069	$8,212	$8,279
Unencumbered assets	$6,626	$5,605	$5,783
Net debt to total assets	42.4%	42.5%	42.9%
Weighted average term of fixed-rate debt (years)	5.5	5.7	5.5

DIVIDEND

The Company will pay a fourth quarter dividend of $0.215 per common share on January 12, 2017 to shareholders of record on December 30, 2016.

NEW APPOINTMENT TO THE BOARD OF DIRECTORS

First Capital Realty announced today the appointment of Annalisa King as a new independent director of the Company, effective immediately.

Ms. King is a corporate director. She presently lives in Vancouver, British Columbia and serves on the board of the following organizations: Saputo Inc. (TSX: SAP), independent director and member of the Audit Committee; The North West Company Inc. (TSX: NWC), independent director and member of the Audit Committee and Human Resources Committee; Vancouver Airport Authority, independent director and member of the Governance Committee; and McArthurGlen Designer Outlet Centre (a joint venture between McArthurGlen Group and the Vancouver Airport Authority).

Ms. King was most recently Chief Financial Officer, Chief Information Officer and Senior Vice President of Best Buy Canada. During her eight years at Best Buy, Ms. King was responsible for all aspects of the company’s financial affairs, information technology, Ecommerce technology and real estate decisions. Prior to joining Best Buy, Ms. King was Senior Vice President, Business Transformation at Maple Leaf Foods.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate, at 2:00 p.m. (ET) on Thursday, November 10, 2016, in a live conference call with senior management to discuss the Company’s results for the three and nine months ended September 30, 2016.

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Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 2406152. The call will be accessible for replay until November 24, 2016 by dialing 905-694-9451 or toll-free 800408-3053 with access code 9057987.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q3 2016 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 160 properties, totaling approximately 25.2 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO and Operating FFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and nine months ended September 30, 2016, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

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Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2015 and under “Risk Factors” in its current Annual Information Form. Risks and uncertainties that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to: general economic conditions; real property ownership; competitive supply of retail properties; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; geographic and tenant concentration; risks in joint ventures; residential development, sales and leasing; and environmental liability and compliance costs.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX : FCR

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